Exhibit 99.8

NICE Positioned As A Leader in 2022 Gartner® Magic Quadrant™ for Robotic Process
Automation

NICE recognized for its Ability to Execute and Completeness of Vision in the Magic Quadrant for RPA research

Hoboken, N.J., July 27, 2022 – NICE (Nasdaq: NICE) today announced it has been recognized as a Leader in the 2022 Gartner® “Magic Quadrant for Robotic Process Automation” research report. NICE was one of 16 vendors evaluated in this report and placed in the Leaders quadrant for the Ability to Execute and Completeness of Vision. This is the first time NICE has been named a Leader in this Magic Quadrant for RPA.

According to Gartner, “Robotic process automation remains a popular software market for improving operational efficiency with tactical automation most often happening via screen scraping. This Magic Quadrant evaluates 15 enterprise RPA vendors to help you make the best choice for your organization’s task automation needs.”

NICE Robotic Process Automation offers a full spectrum of automation solutions from a single platform with a combination of attended, unattended, and cognitive automation which NICE believes streamlines processes, eliminates errors, and frees employees to focus on high-value tasks. NICE also offers NEVA (NICE Employee Virtual Attendant), which NICE considers to be the first and most advanced employee virtual attendant bot in the global market.

Barry Cooper, President, NICE Workforce and Customer Experience at NICE: “We are very pleased to be recognized by Gartner as a Leader in the Magic Quadrant for RPA, which we believe reflects our commitment to creating a more frictionless customer experience. Today’s digital consumers expect more efficient and personalized services than ever before, and only organizations who use digital and AI capabilities, like RPA, to keep up with these growing, sophisticated consumer demands will continue to lead into the future.”

Gartner Disclaimers
*Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner® and Magic Quadrant™ are registered trademarks of Gartner, Inc. And/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved.

Gartner Magic Quadrant for Robotic Process Automation, Saikat Ray, Arthur Villa, Melanie Alexander, Keith Guttridge, Andy Wang, Paul Vincent, 25 July 2022

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.